Exhibit 99.76

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Adrian Dance, P. Eng.

I, Adrian Dance, P. Eng., certify that:

1.	I am a Professional Engineer, currently employed as Principal Metallurgist, with SRK Consulting, with an office at 1066 W Hastings St, Vancouver, BC V6E 3X2.

2.	This certificate applies to the technical report titled, "Eskay Creek Project N.I. 43-101 Technical Report and Prefeasibility Study", (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I am a graduate of the University of British Columbia in 1987 where I obtained a Bachelor of Applied Science and a graduate of the University of Queensland in 1992 where I obtained a Doctorate.

4.	I am a Professional Engineer, registered with Engineers and Geosciences of British Columbia, member number 37151.

5.	I have practiced my profession for 29 years since graduation including 19 years as a consultant and have experience working in a number of gold operations around the world.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I have not visited the Eskay Creek property.

8.	I am responsible for sections 1.1, 1.2, 1.9, 1.9.1, 1.9.2, 1.24, 1.25, 2.2, 2.3, 2.4, 2. 5, 2.6, 2.8, 2.9, 3, 13, 26, and 27 of the Technical Report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have been involved with the Eskay Creek property since 2019 during the preparation of the Preliminary Economic Assessment report as well as supervised metallurgical testwork programs in 2019 and 2020.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Adrian Dance, P. Eng.

APEGBC # 37151